UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

365 Bay Street, Suite 800

Toronto, Ontario M5H 2V1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

As previously disclosed, in March 2022, the Board of Directors (the “Board”) of Flora Growth Corp. (the “Company”) approved amended bylaws (“Bylaw No. 1-A”) which, among other things, increased the minimum quorum requirement for a shareholder meeting from the holders of 10% to 35% of the shares entitled to vote at the meeting being present in person or represented by proxy. Approval of Bylaw No. 1-A will be considered by the Company’s shareholders at the meeting of shareholders scheduled to be held on July 5, 2022 (the “Shareholder Meeting”).

On June 30, 2022, the Board approved a new bylaw (“Bylaw No. 2”) which amended By-Law No. 1-A to the effect that the minimum quorum requirement for a shareholder meeting reverted to 10%. Other than this change, Bylaw No. 2 made no changes to Bylaw No. 1-A. Under applicable Canadian law, bylaws approved by the Board are effective upon approval and are required to be approved by the Company’s shareholders at its subsequent meeting of shareholders to remain in effect. If no shareholder approval is obtained, the new bylaws automatically cease to be effective with the result that the preceding bylaws continue to govern.  As a result, Bylaw No. 1-A, as amended by Bylaw No. 2, are currently the effective bylaws of the Company and the quorum required for the Shareholder Meeting will be the holders of 10% of the shares of the Company entitled to vote at the meeting being present in person or represented by proxy.

The proposals in the Company’s Annual and Special Meeting Circular (the “Meeting Circular”) in connection with the Shareholder Meeting remain unchanged. The Company plans to seek approval of Bylaw No. 1-A, and not Bylaw No. 2. As a result, assuming that the proposal to approve Bylaw No. 1-A is approved, Bylaw No. 1-A will be the Company’s governing bylaws subsequent to the Shareholder Meeting and the minimum quorum requirement for future shareholder meetings shall be 35% of the shares of the Company entitled to vote at the meeting being present in person or represented by proxy. The Company has posted a supplement to the Meeting Circular (the “Supplement”) to clarify that the quorum with respect to the Shareholder Meeting will be 10% of the shares of the Company entitled to vote at the meeting being present in person or represented by proxy. A copy of the Supplement is filed as Exhibit 99.3 to this Report on Form 6-K.

The foregoing descriptions of Bylaw No. 1-A, Bylaw No. 2 and the Supplement are only summaries and are qualified in their entirety by references to the full text of Bylaw No. 1-A, Bylaw No. 2 and the Supplement, respectively, copies of which are filed as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit 99.1	Bylaw No. 1-A of Flora Growth Corp.

Exhibit 99.2	Bylaw No. 2 of Flora Growth Corp.

Exhibit 99.3	Supplement No. 1 to Flora Growth Corp. 2022 Annual and Special Meeting Circular.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

Date: July 1, 2022	By:	/s/ Luis Merchan
	Name:	Luis Merchan
	Title:	Chief Executive Officer

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